Exhibit 16

June 21, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: NCO Group, Inc.

We have read the first, second, third and fourth paragraphs of the “Change in Independent Registered Public Accounting Firm” section of the Form S-4 dated June 26, 2007, of NCO Group, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 188, therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

With respect to the material weakness referenced in the second paragraph on page 188 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2006 consolidated financial statements.

Yours truly,

/s/ Ernst & Young LLP

Cc:	John Schwab, Chief Financial Officer

NCO Group, Inc.

507 Prudential Road

Horsham, Pennsylvania 19044